February 19, 2020 Special Committee Materials Project TOWER Exhibit (c)(6)

Disclaimer This presentation has been prepared by Centerview Partners LLC (“Centerview”) for use solely by the Special Committee of the Board of Directors of ARROW (“ARROW”) in connection with its evaluation of a proposed transaction involving ARROW and for no other purpose. The information contained herein is based upon information supplied by or on behalf of ARROW and KITE (“KITE”) and publicly available information, and portions of the information contained herein may be based upon statements, estimates and forecasts provided by ARROW. Centerview has relied upon the accuracy and completeness of the foregoing information, and has not assumed any responsibility for any independent verification of such information or for any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of ARROW or any other entity, or concerning the solvency or fair value of ARROW or any other entity. With respect to financial forecasts, including with respect to estimates of potential synergies, Centerview has assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ARROW as to the future financial performance of ARROW, and at the Special Committee’s direction Centerview has relied upon such forecasts, as provided by ARROW’s management. Centerview assumes no responsibility for and expresses no view as to such forecasts or the assumptions on which they are based. The information set forth herein is based upon economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, unless indicated otherwise and Centerview assumes no obligation to update or otherwise revise these materials. The financial analysis in this presentation is complex and is not necessarily susceptible to a partial analysis or summary description. In performing this financial analysis, Centerview has considered the results of its analysis as a whole and did not necessarily attribute a particular weight to any particular portion of the analysis considered. Furthermore, selecting any portion of Centerview’s analysis, without considering the analysis as a whole, would create an incomplete view of the process underlying its financial analysis. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis described above should not be taken to be Centerview’s view of the actual value of ARROW or KITE or a combination thereof. These materials and the information contained herein are confidential, were not prepared with a view toward public disclosure, and may not be disclosed publicly or made available to third parties without the prior written consent of Centerview. These materials and any other advice, written or oral, rendered by Centerview are intended solely for the benefit and use of the Special Committee of the Board of Directors of ARROW (in its capacity as such) in its consideration of the proposed transaction, and are not for the benefit of, and do not convey any rights or remedies for any holder of securities of ARROW or any other person. Centerview will not be responsible for and has not provided any tax, accounting, actuarial, legal or other specialist advice. These materials are not intended to provide the sole basis for evaluating the proposed transaction, and this presentation does not represent a fairness opinion, recommendation, valuation or opinion of any kind, and is necessarily incomplete and should be viewed solely in conjunction with the oral presentation provided by Centerview.

Summary of KITE Proposal (3) Source:ARROW Management forecast, company filings and FactSet. Note:Dollars in millions, except per share amounts. LTM financial metrics reflect calendar year 2019 and NTM financial metrics reflect calendar year 2020. ARROW diluted shares assume 169.2mm common shares outstanding, 0.4mm restricted shares and 0.6mm options outstanding with a weighted average exercise price of $13.24 (using treasury stock method) as of February 13, 2020. Reflects ARROW share price as of November 26, 2019 (1-day prior to KITE’s public acquisition proposal). Excludes $20mm of operating lease liabilities. KITE currently owns 121.8mm ARROW common shares outstanding. Adjusted EBITDA and Adjusted EPS figures are not burdened by stock-based compensation expense. (4) (4) (2) (1)

ARROW Projected Financial Performance Revenue Adjusted EBITDA(1) Adjusted EPS(1) Projected Financial Performance (Fiscal Years Ending March 31) +5% CAGR +10% CAGR +13% CAGR Cash & Cash Eq.(2) $941 $1,038 $1,143 $1,280 $1,433 Source:ARROW Management forecast and company filings. Note:Dollars in millions, except per share amounts. Adjusted EBITDA and Adjusted EPS are not burdened by stock-based compensation expense. Reflects free cash flow less dividends. Excludes operating lease liabilities. 16.6% 19.8% 20.3% 21.4% 21.6% Cash & Cash Eq. / Sh.(2) $4 $6 $7 $8 $8 $762 $6 18.4% Debt(3) $0 $0 $0 $0 $0 $0

ARROW Valuation Summary

Methodology		Assumptions	Implied ARROW Equity Value per Share
For reference only: **52-Week Trading Range (Unaffected)**		*Low - 8/28/19* *High - 4/22/19*	$13.03 – $19.36
Selected Public Trading Multiples	**Adj. EBITDA**	*7.5x - 10.5x NTM* *Adj. EBITDA of $293mm*[(1)]	$17.35 – $22.55
	Adj. EPS	*15.0x - 20.0x NTM* *Adj. EPS of $0.93*[(1)]	$13.95 – $18.60
Selected Precedent Transaction Multiples		*8.0x - 12.0x LTM* *Adj. EBITDA of $290mm*[(1)]	$18.10 – $24.90
Discounted Cash Flow Analysis		*3.0% - 4.0% PGR /* *10.0% - 12.0% WACC*	$18.05 – $24.15

ARROW Unaffected Share Price: $15.04[(2)]

Final KITE Proposal: $21.75

Source: ARROW Management forecast, company filings, Wall Street research and FactSet.

Note: Implied equity value per share rounded to nearest $0.05, except 52-week trading range. ARROW balance sheet assumes $753mm of cash and no debt as of December 31, 2019. ARROW diluted shares assume 169.2mm common shares outstanding, 0.4mm restricted shares and 0.6mm options outstanding with a weighted average exercise price of $13.24 (using treasury stock method) as of February 13, 2020.

(1) LTM financial metrics reflect calendar year 2019 and NTM financial metrics reflect calendar year 2020. Adjusted EBITDA and Adjusted EPS figures are not burdened by stock-based compensation expense.

(2) Represents ARROW's unaffected share price as of November 26, 2019 (1-day prior to KITE's public acquisition proposal).

CENTERVIEW PARTNERS 4

ARROW Valuation Support Appendix A

ARROW Share Price Performance – *Last Five Years*

Share Price Performance Over Each Period

ARROW	(6%)	+58%	(3%)
Peers[(1)]	+14%	+83%	(5%)



$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Dec-14
Dec-15
Dec-16
Jan-18
Jan-19
Feb-20
December 28, 2016: Announcement of termination of KITE distribution agreement
October 2, 2017: Acquired TT Electronics' Sensing & Control division
November 26, 2019: Unaffected date 1-day prior to KITE's public acquisition proposal
January 1, 2018: Effective termination of KITE distribution agreement
October 24, 2018: High inventory levels in the sales channel and weakening macroeconomic trends lead to reduced sales outlook
Peers(1): +98%
ARROW: $20.52(2) +44% $15.04(3) +6%
Slowing ARROW Revenue Growth

YoY Revenue Growth

FY2015A	FY2016A	FY2017A	FY2018A	FY2019A	FY2020E
(6%)	(12%)	+10%	+19%	+15%	(16%)

ARROW —— Peers[(1)] ——

Source: ARROW Management forecast, company filings and FactSet as of February 14, 2020.

(1) Peers include CTS, Integer, Taiyo Yuden, TTM and Vishay (excludes Yageo due to comparability). Peer line reflects median of peer group indexed to ARROW share price.

(2) Reflects ARROW share price as of February 14, 2020.

(3) Reflects ARROW share price as of November 26, 2019 (1-day prior to KITE's public acquisition proposal).

CENTERVIEW PARTNERS 6

Selected Public Trading Multiples Source:ARROW Management forecast, company filings, Wall Street research and FactSet as of February 14, 2020. Note:Dollars in billions. Peers sorted by enterprise value. Revenue and Adjusted EBITDA figures are pro forma for completed and pending M&A transactions. Adjusted EBITDA and Adjusted EPS are not burdened by stock-based compensation expense. Reflects CY2015A-CY2018A CAGR. Reflects CY2019E-CY2020E growth rate. Reflects average annual Adjusted EBITDA margin from CY2016A-CY2018A. Calculated as net debt (MRQ) divided by Adjusted EBITDA (CY2019E). Reflects unaffected share price as of November 26, 2019 (1-day prior to KITE’s public acquisition proposal). LTM financial metrics reflect calendar year 2019 and NTM financial metrics reflect calendar year 2020. Reflects unaffected share price as of November 11, 2019 (1-day prior to Yageo acquisition announcement). (7) (1) (1) (1) (1) (1) (2) (3) (2) (3) (2) (3) (4) (5) (6) For reference only

Selected Precedent Transactions Source:Company filings, FactSet and S&P Capital IQ as of February 14, 2020. Note:Dollars in millions. Transactions sorted by announcement date. Adjusted EBITDA and Adjusted EPS are not burdened by stock-based compensation expense. Represents CAGR from last completed fiscal year to 2-year forward fiscal year, where available. Reflects premium to unaffected date.

Discounted Cash Flows Unlevered Free Cash Flow Source:ARROW Management forecast and company filings. Note:Implied equity value per share rounded to nearest $0.05. ARROW balance sheet assumes $753mm of cash and no debt as of December 31, 2019. ARROW diluted shares assume 169.2mm common shares outstanding, 0.4mm restricted shares and 0.6mm options outstanding with a weighted average exercise price of $13.24 (using treasury stock method) as of February 13, 2020. LTM Adjusted EBITDA is not burdened by stock-based compensation expense. Assumes stock-based compensation is a cash expense and burdens EBIT. (1) Implied Equity Value per Share Implied Exit Multiple (LTM Adj. EBITDA)

Weighted Average Cost of Capital Analysis Selected Public Companies WACC Analysis WACC Sensitivity Analysis Source:Company filings, Wall Street research, Duff & Phelps and FactSet as of February 14, 2020. Note:Dollars in billions. Selected public companies sorted by total enterprise value. Reflects 2-year weekly adjusted beta. Adjusted Beta equals (2/3) * Raw Beta + (1/3) * 1. Unlevered beta equals (Levered Beta / (1+(1-Tax Rate)) * (Debt/Equity)). Reflects current 20-year treasury rate. Represents the long-horizon historical expected equity risk premium per Duff & Phelps. Size premium for companies with market capitalization between ~$2.0bn and ~$3.0bn per Duff & Phelps. Reflects yield to worst of S&P US High Yield Corporate Bond BB-B Index (based on peer credit ratings). WACC equals (Debt / Capitalization * (Cost of Debt * (1-Tax Rate))) + (Equity / Capitalization * Levered Cost of Equity)). (2) (3) (4) (5) (6) (7) (1) For reference only

Supplemental Materials Appendix B

ARROW Consolidated Summary P&L

	Fiscal Year Ending March 31,										
	Historical			Forecast						'17A – '20P	'21E – '25E
	2017A	2018A	2019A	2020E	2021E	2022E	2023E	2024E	2025E	CAGR	CAGR
Ceramics	$481	$492	$807	$690	$756	$807	$865	$930	$1,007	+13%	+7%
Tantalum	400	451	466	324	386	394	404	414	426	(7%)	+2%
IS&C	118	327	502	486	531	549	571	598	627	+60%	+4%
KED	319	296	19	–	–	–	–	–	–	–	–
Corporate	(5)	(4)	(2)	(0)	(3)	(3)	(4)	(4)	(4)	–	–
Total Revenue	**$1,313**	**$1,562**	**$1,792**	**$1,499**	**$1,670**	**$1,747**	**$1,837**	**$1,938**	**$2,056**	**+5%**	**+5%**
% Growth		*19.0%*	*14.7%*	*(16.3%)*	*11.4%*	*4.6%*	*5.1%*	*5.5%*	*6.1%*	–	–
Gross Profit	**$285**	**$319**	**$483**	**$317**	**$351**	**$397**	**$437**	**$478**	**$526**	**+4%**	**+11%**
% Margin	*21.7%*	*20.4%*	*26.9%*	*21.2%*	*21.0%*	*22.7%*	*23.8%*	*24.6%*	*25.6%*	–	–
EBIT	**$164**	**$180**	**$320**	**$146**	**$191**	**$225**	**$252**	**$291**	**$320**	**(4%)**	**+14%**
% Margin	*12.5%*	*11.5%*	*17.8%*	*9.7%*	*11.4%*	*12.9%*	*13.7%*	*15.0%*	*15.5%*	–	–
Pre-Tax Income (1)	**$175**	**$192**	**$333**	**$164**	**$208**	**$245**	**$274**	**$315**	**$347**	**(2%)**	**+14%**
% Margin	*13.3%*	*12.3%*	*18.6%*	*10.9%*	*12.4%*	*14.0%*	*14.9%*	*16.3%*	*16.9%*	–	–
Taxes	(49)	(187)	(61)	(34)	(44)	(51)	(57)	(66)	(73)	–	–
% Effective Tax Rate (2)	*28.1%*	*97.4%*	*18.4%*	*21.0%*	*21.0%*	*21.0%*	*21.0%*	*21.0%*	*21.0%*	–	–
Net Income (GAAP)	**$126**	**$5**	**$272**	**$129**	**$164**	**$193**	**$216**	**$249**	**$274**	**+1%**	**+14%**
Memo: Adjusted Net Income & EPS:											
Net Income (GAAP)	$126	$5	$272	$129	$164	$193	$216	$249	$274	+1%	+14%
One-Time Tax Items	–	130	–	–	–	–	–	–	–	–	–
One-Time Charges	9	–	–	–	–	–	–	–	–	–	–
Stock-Based Compensation (3)	2	2	3	3	3	3	3	4	4	–	–
Adjusted Net Income	**$136**	**$137**	**$275**	**$132**	**$167**	**$197**	**$220**	**$253**	**$278**	**(1%)**	**+14%**
Adjusted EPS	**$0.81**	**$0.81**	**$1.63**	**$0.78**	**$0.98**	**$1.15**	**$1.28**	**$1.47**	**$1.61**	**(1%)**	**+13%**
Memo: Adjusted EBITDA:											
EBIT	$164	$180	$320	$146	$191	$225	$252	$291	$320	(4%)	+14%
Depreciation & Amortization	43	60	90	100	113	118	116	119	120	+33%	+1%
One-Time Charges	9	–	–	–	–	–	–	–	–	–	–
Stock-Based Compensation (3)	2	3	4	4	4	4	4	5	5	+15%	+5%
Adjusted EBITDA	**$217**	**$243**	**$414**	**$249**	**$308**	**$347**	**$372**	**$415**	**$444**	**+5%**	**+10%**
% Margin	***16.5%***	***15.6%***	***23.1%***	***16.6%***	***18.4%***	***19.8%***	***20.3%***	***21.4%***	***21.6%***	–	–

Source: ARROW Management forecast and company filings.
(1) Includes $18mm of interest income in FY2020 and 2% yield on cash beginning in FY2021.
(2) Projected effective tax rate of 21.0% per guidance from ARROW Management.
(3) FY2020-FY2025 estimates reflect ~0.2% of total annual revenue (based on FY2019 historical figures).

CENTERVIEW PARTNERS 12

CAGR(3) ARROW Projected Financial Performance By Segment Adjusted EBITDA(2) Revenue(1) Annual Growth (%): 10% 7% 7% 8% 8% 5% CAGR Source:ARROW Management forecast. Note:Dollars in millions, except per share amounts. Figures shown reflect fiscal years ending March 31. Total revenue includes Corporate adjustments (represents ~0.2% of total annual revenue). Total Adjusted EBITDA excludes stock-based compensation expense (~$4mm per year). Represents FY2021E-FY2025E CAGR. Includes interest income adjustment and Corporate D&A. CAGR(3) 7% 2% 4% 10% CAGR 13% 2% 17% Ceramics Tantalum Interconnect, Sensing and Control Devices 19% 2% 2% 2% 3% 9% 3% 4% 5% 5% 11% 5% 5% 6% 6% Ceramics Tantalum IS&C Total Margin (%): 20.7% 23.9% 24.5% 25.2% 24.9% 31.0% 30.7% 30.4% 31.8% 32.1% 6.7% 7.6% 8.3% 10.0% 10.8% 18.4% 19.8% 20.3% 21.4% 21.6% Ceramics Tantalum IS&C Total Corp. Overhead(4)